FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

13 May 2005

BRITISH AIRWAYS Plc

(Registrant's Name)

Waterside HBA3,

PO Box 365

Harmondsworth UB7 0GB

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONTENTS

  PRELIMINARY FINANCIAL RESULTS 2004-2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

By: /s/_______________________________
Name: Alan Buchanan
Title: Company Secretary
Date 13 May 2005

INDEX TO EXHIBITS

Exhibit No.	Description

1.	PRELIMINARY FINANCIAL RESULTS 2004-2005

PRELIMINARY FINANCIAL RESULTS 2004-2005

		Three months ended				Twelve months ended
			March 31	Better/		March 31	Better/
		2005	2004	(Worse)	2005	2004	(Worse)

Turnover	£m	1,889	1,854	1.9%	7,813	7,560	3.3%

Operating profit	£m	40	32	25.0%	540	405	33.3%

Operating margin	%	2.1	1.7	0.4pts	6.9	5.4	1.5pts

Profit before tax	£m	5	45	(88.9)%	415	230	80.4%

Retained profit for
the period	£m	9	12	(25.0)%	251	130	93.1%

Net assets at period end	£m	2,684	2,397	12.0%	2,684	2,397	12.0%

Earnings per share
Basic	p	0.9	1.1	(18.2)%	23.4	12.1	93.4%
Diluted	p	0.9	1.1	(18.2)%	23.0	12.1	90.1%

GROUP PROFIT AND LOSS ACCOUNT

	Three months ended				Twelve months ended
		March 31	Better/		March 31	Better/
	2005 £m	2004 £m	(Worse)	2005 £m	2004 £m	(Worse)
Traffic Revenue*
Passenger	1,557	1,580	(1.5)%	6,500	6,490	0.2%
Cargo	112	113	(0.9)%	482	463	4.1%
	1,669	1,693	(1.4)%	6,982	6,953	0.4%
Other revenue	220	161	36.6%	831	607	36.9%
TOTAL TURNOVER	1,889	1,854	1.9%	7,813	7,560	3.3%
Employee costs	608	595	(2.2)%	2,273	2,180	(4.3)%
Depreciation, amortisation and impairment	187	171	(9.4)%	687	679	(1.2)%
Aircraft operating lease

costs	25	43	41.9%	106	135	21.5%
Fuel and oil costs	269	228	(18.0)%	1,128	922	(22.3)%
Engineering and other
aircraft costs	149	134	(11.2)%	502	511	1.8%
Landing fees and en route
charges	130	129	(0.8)%	556	549	(1.3)%
Handling charges, catering and

other operating costs	227	215	(5.6)%	930	934	0.4%
Selling costs	114	118	3.4%	488	554	11.9%
Accommodation, ground equipment

costs and currency differences	140	189	25.9%	603	691	12.7%
TOTAL OPERATING EXPENDITURE	1,849	1,822	(1.5)%	7,273	7,155	(1.6)%

OPERATING PROFIT	40	32	25.0%	540	405	33.3%

Share of operating profits in associates	11	58	(81.0)%	41	58	(29.3)%
TOTAL OPERATING PROFIT	51	90	(43.3)%	581	463	25.5%
INCLUDING ASSOCIATES

Income and charges relating to
fixed asset investments	2		nm	3		nm
Profit/(loss) on sale of
fixed assets and investments	(13)	6	nm	(26)	(46)	43.5%
Interest
Net payable	(48)	(52)	7.7%	(190)	(216)	12.0%
Retranslation credits on currency

borrowings	7	1	nm	33	16	nm
Other finance income and related fees	6		nm	14	13	7.7%
PROFIT BEFORE TAX	5	45	(88.9)%	415	230	80.4%
Tax	9	(29)	nm	(149)	(85)	(75.3)%
PROFIT AFTER TAX	14	16	(12.5)%	266	145	83.4%
Equity minority interest	(1)	(1)		(1)	(1)
Non equity minority interest**	(4)	(3)	(33.3)%	(14)	(14)
PROFIT FOR THE PERIOD	9	12	(25.0)%	251	130	93.1%
RETAINED PROFIT FOR THE PERIOD	9	12	(25.0)%	251	130	93.1%
nm: Not meaningful

* Revenue in the prior year included £35 million relating to the release of prior year provisions.

** Cumulative Preferred Securities

OPERATING AND FINANCIAL STATISTICS

	Three months ended				Twelve months ended
		March 31	Increase/		March 31	Increase/
	2005	2004	(Decrease)	2005	2004	(Decrease)

TOTAL AIRLINE OPERATIONS (Note 1)

TRAFFIC AND CAPACITY

RPK (m)	26,062	24,932	4.5%	107,892	103,092	4.7%
ASK (m)	35,677	35,232	1.3%	144,189	141,273	2.1%
Passenger load factor (%)	73.0	70.8	2.2pts	74.8	73.0	1.8pts
CTK (m)	1,214	1,148	5.7%	4,954	4,461	11.1%
RTK (m)	3,820	3,644	4.8%	15,731	14,771	6.5%
ATK (m)	5,598	5,510	1.6%	22,565	21,859	3.2%
Overall load factor (%)	68.2	66.1	2.1pts	69.7	67.6	2.1pts
Passengers carried (000)	8,178	8,142	0.4%	35,717	36,103	(1.1)%
Tonnes of cargo carried (000)	216	209	3.3%	877	796	10.2%

FINANCIAL

Passenger revenue per RPK (p)	5.97	6.34	(5.8)%	6.02	6.30	(4.4)%
Passenger revenue per ASK (p)	4.36	4.48	(2.7)%	4.51	4.59	(1.7)%
Cargo revenue per CTK (p)	9.23	9.84	(6.2)%	9.73	10.38	(6.3)%
Total traffic revenue per RTK (p)	43.69	46.46	(6.0)%	44.38	47.07	(5.7)%
Total traffic revenue per ATK (p)	29.81	30.73	(3.0)%	30.94	31.81	(2.7)%
Average fuel price before hedging
(US cents/US gallon)	143.88	105.30	36.6%	136.44	94.49	44.4%

OPERATIONS

Average Manpower Equivalent (MPE)	45,914	46,551	(1.4)%	46,065	47,605	(3.2)%
ATKs per MPE (000)	121.9	118.4	3.0%	489.9	459.2	6.7%
Aircraft in service at
period end	290	291	(1)	290	291	(1)

TOTAL GROUP OPERATIONS

FINANCIAL

Net operating expenditure
per RTK (p)	42.64	45.58	(6.5)%	40.95	44.33	(7.6)%
Net operating expenditure
per ATK (p)	29.10	30.15	(3.5)%	28.55	29.96	(4.7)%

Note 1: Excludes fuel surcharges and non airline activity companies, principally, Airmiles Travel Promotions Ltd, BA Holidays Ltd, BA Travel Shops Ltd, Speedbird Insurance Company Ltd and The London Eye Company Ltd.

Chairman's Statement

Group performance

Group profit before tax for the year was £415 million compared with £230 million in the previous year.

Operating profit in the year, at £540 million, was £135 million better than last year. The operating margin of 6.9% was 1.5 points better than last year. The improvement in operating profit primarily reflects improvements in turnover - up 3.3% - partially offset by increased operating costs, in particular fuel. Passenger yields (pence/RPK) for the year were down 4.4%; seat factor was up 1.8 points at 74.8% on capacity 2.1% higher in ASKs.

Cargo volumes (CTKs) for the full year were up 11.1% compared with last year, with yields down 6.3%. Overall load factor for the full year was up 2.1 points at 69.7%.

Cash inflow before financing was £1,181 million for the twelve months. The closing cash balance of £1,682 million was up £12 million versus last year. Net debt fell by £1,236 million during the year to £2,922 million. This is the lowest level since March 31, 1993, and is down £3.7 billion from the December 2001 peak.

Profit before tax for the fourth quarter was £5 million, £40 million lower than last year primarily due to the reduction in associate profits following the sale of the Qantas shareholding in September 2004. The operating profit for the quarter was £40 million, £8 million better than last year (which included £35 million of one-off revenue credits relating to systems and process improvements).

Group turnover for the quarter was up 1.9% compared with last year - at £1,889 million - on capacity 1.6% higher in ATKs. Yield (pence/RPK) was down by 5.8% and seat factor was up 2.2 points to 73.0%, a record for the fourth quarter.

For the quarter, cargo volumes were up 5.7% compared with last year, with overall load factor up 2.1 points at 68.2%, but yields (pence/CTK) down 6.2%.

Costs

For the twelve months, unit costs (pence/ATK) improved by 4.7% on the same period last year. This reflects a net cost reduction of 1.6% on capacity 3.2% higher in ATKs.

For the quarter, unit costs improved by 3.5% on the same period last year. This reflects a net cost reduction of 1.9% on capacity 1.6% higher in ATKs.

Operating expenditure increased in the quarter, primarily reflecting increases in employment costs (up 2.2% including the impact of the Employee Reward Plan, which triggered based on a full year operating margin target of 6%, including the cost of the scheme), fuel costs (up 18.0% due to increases in the fuel price net of hedging) and fleet depreciation (up 9.4% due to the write off associated with the planned retirement of the BAe 146 fleet). The cost increases were partially offset by reductions in aircraft operating lease costs (down 41.9% due to the non-repetition of costs incurred in the prior year relating to the British Airways CitiExpress ATP fleet withdrawal), accommodation and ground equipment costs (down 25.9% due to savings in rent, rates and utilities, as well as reduced IT spend and favourable exchange impacts) and favourable selling costs (down 3.4%).

Non-operating items

Net interest expense for the year was £190 million, £26 million lower than the previous year due to the impact of higher interest income and reduced debt. Retranslation of currency borrowings generated a credit of £33 million, including a £31 million credit due to the yen debt, compared to a credit the previous year of £16 million. The revaluation -- a non cash item required by standard accounting practice -- resulted from the weakening of the yen against sterling.

For the three month period net interest expense was £48 million, down £4 million on last year.

Losses on disposals of fixed assets and investments for the year were £26 million, primarily due to the sale of Qantas. This compares to losses of £46 million last year (which included the loss on disposal of dba of £83 million).

Losses on disposal for the quarter were £13 million, compared with profits of £6 million last year.

Other finance income and related fees were £14 million (compared with £13 million last year).

Earnings per share

For the twelve month period, profits attributable to shareholders were £251 million, equivalent to earnings of 23.4 pence per share, compared with earnings of 12.1 pence per share last year. The profit attributable to shareholders for the fourth quarter was equivalent to 0.9 pence per share, compared with earnings of 1.1 pence last year.

The Board has recommended that no dividend be paid.

Geographical analysis

Operating results improved in each area. For longhaul this reflected increased turnover partially offset by rising costs, in particular fuel. In Europe, losses continued to fall due to continued focus on cost reductions - the total loss of £26 million (£60 million last year) includes an impairment charge of £16 million due to the planned retirement of the BAe 146 fleet.

Net Debt / Total Capital ratio

The year-end net debt/total capital ratio was 42.7 per cent, an 11.4 point reduction from last year. The net debt/total capital ratio including operating leases was 48.2 per cent, a 10.2 point reduction from last year.

Pension Deficit

Under FRS 17, the pension deficit after deferred tax increased by £205 million to £1.4 billion (due mainly to lower long term interest rates), despite the doubling of company contributions to £250 million. The deficit is not consolidated into the accounts as we continue to report under SSAP 24. Next year, under International Financial Reporting Standards (IAS 19), the pension deficit will be included in the balance sheet - this will have a significant adverse impact on reserves (in particular distributable reserves).

Cash flow

Net cash inflow from operating activities totalled £1,192 million, up £99 million from last year. The net cash flow before management of liquid resources and financing was £1,181 million, an increase of £307 million from last year, primarily due to the sale proceeds of £427 million from Qantas.

Performance improvement programmes

Against a target of £450 million of savings announced in the 2003/5 Business Plan (including the £300 million of external spend savings) £457 million was realised. The £300 million employee cost savings announced in the 2004/6 Business Plan will be delivered by March 2007 through efficiencies, including working practice changes.

Aircraft fleet changes

The number of aircraft in service at March 31, 2005 was 290, a reduction of 1 on the prior year. Aircraft returns to lessors comprised two Boeing 737-400 aircraft and one de Havilland Canada DHC-8. In addition, a Boeing 737-400 aircraft was stood-down pending return to the lessor. An Airbus A320 was sub-leased to GB Airways and two Boeing 737-400 aircraft were sub-leased to Air One, an Italian carrier operating Italian domestic routes. Deliveries comprised six Airbus A321 aircraft.

British Airways CitiExpress

British Airways is continuing to simplify and strengthen its UK regional operation. During 2004/05 British Airways CitiExpress benefited from steps taken during the latter part of 2003/04 to reduce the number of aircraft, aircraft types and bases. In March 2005, British Airways CitiExpress announced that it would exit its fleet of five ageing BAe 146 aircraft during 2005/06. As a result of these changes, British Airways CitiExpress will operate a fleet of 52 aircraft and three types by March 2006, down from 92 aircraft and nine types in 2001. As a consequence of simplification, operational performance is more robust, costs have fallen and financial results have improved. Further cost reductions are targeted in 2005/06.

Alliance developments

The British Airways / Iberia Joint Business Agreement, covering flights between Heathrow and Madrid and Barcelona, was signed in December 2004. British Airways and Iberia began benefit sharing on these routes on January 1, 2005 and have announced improvements to the 2005 summer schedules.

On February 8, 2005, the Australian Competition and Consumer Commission (ACCC) issued a final determination re-authorising the British Airways and Qantas Joint Services Agreement for a further five year period from March 1, 2005.

International Financial Reporting Standards

British Airways will report consolidated financial statements for the year ending March 31, 2006, under International Financial Reporting Standards (IFRS). An IFRS convergence project team was established in 2003 and reports to the Audit Committee quarterly. Progress continues in accordance with the project plan, and the project is on track. IFRS-compliant information for the 2004/05 accounts will be communicated during July.

Outlook

Market conditions remain broadly unchanged. For the year to March 2006, total revenue is expected to improve by 4 - 5%, up from 3 - 4% due to the impact of the latest fuel surcharges. Capacity and volumes are expected to increase by about 3% with total yield flat.

Fuel costs, net of hedging, are now expected to be about £400 million more than last year (up from £300 million due to recent price rises).

As announced in our latest Business Plan, our focus is on preparing for the move to Terminal 5 in 2008, investing in products for our customers and continuing to drive simplification to deliver a competitive cost base.

Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's Business Plan programs, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemize all of the many factors and specific events that could cause the company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the company's SEC filings, including, without limitation the company's Report on Form 20-F for the year ended March 2004.

GROUP BALANCE SHEET

		March 31
	2005 £m	2004 £m
		Restated
FIXED ASSETS
Intangible assets	190	168
Tangible assets	8,152	8,637
Investments	150	531
	8,492	9,336

CURRENT ASSETS
Stocks	84	76
Debtors	1,078	1,019
Cash, short-term loans and deposits	1,682	1,670
	2,844	2,765
CREDITORS: AMOUNTS FALLING DUE
WITHIN ONE YEAR
Borrowings and other creditors	(2,868)	(2,996)
Convertible Capital Bonds 2005	(112)
	(2,980)	(2,996)
NET CURRENT LIABILITIES	(136)	(231)

TOTAL ASSETS LESS CURRENT LIABILITIES	8,356	9,105

CREDITORS: AMOUNTS FALLING DUE AFTER MORE
THAN ONE YEAR
Borrowings and other creditors	(4,346)	(5,374)
Convertible Capital Bonds 2005		(112)
	(4,346)	(5,486)
PROVISION FOR DEFERRED TAX	(1,243)	(1,137)
PROVISIONS FOR LIABILITIES AND CHARGES	(83)	(85)

	2,684	2,397

CAPITAL AND RESERVES
Called up share capital	271	271
Reserves	2,194	1,916
	2,465	2,187
MINORITY INTEREST
Equity minority interest	12	10
Non equity minority interest	207	200
	219	210

	2,684	2,397

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
	Twelve months ended
		March 31
	2005 £m	2004 £m

Profit for the period	251	130
Other recognised gains and losses
relating to the period:
Exchange and other movements
	(37)	16
Total recognised gains and losses	214	146

These summary financial statements were approved by the Directors on May 12, 2005.

GROUP CASH FLOW STATEMENT
	Twelve months ended
		March 31
	2005 £m	2004 £m

CASH INFLOW FROM OPERATING ACTIVITIES	1,192	1,093

DIVIDENDS RECEIVED FROM ASSOCIATES	20	25

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(170)	(209)

TAX		(4)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	(276)	42

ACQUISITIONS AND DISPOSALS	415	(73)

Cash inflow before management of liquid	1,181	874
resources and financing

MANAGEMENT OF LIQUID RESOURCES	(16)	(198)

FINANCING	(1,151)	(834)

Increase/(decrease) in cash in the period	14	(158)

NOTES TO THE ACCOUNTS
For the period ended March 31, 2005

1 ACCOUNTING CONVENTION

The accounts have been prepared on the basis of the accounting policies set out in the Report and Accounts for the year ended March 31, 2005 in accordance with all applicable United Kingdom accounting standards and the Companies Act 1985.

Effective from April 1, 2004 the group applied the provisions of 'UITF Abstract 38 - Accounting for ESOP Trusts' and, as a result, the group's investment in own shares held for the purpose of employee share ownership plans has been reclassified from fixed asset investments and is now recorded as a reduction in shareholders' equity. Comparative periods have been restated to reflect the adoption of UITF 38.

			Twelve months ended
				March 31
			2005 £m	2004 £m
2 RECONCILIATION OF OPERATING PROFIT TO
CASH INFLOW FROM OPERATING ACTIVITIES
Group operating profit			540	405
Depreciation, amortisation and impairment			687	679
Other items not involving the movement of cash				11
(Increase)/decrease in stocks			(5)	8
Increase in debtors			(68)	(31)
Increase in creditors			40	43
Decrease in provisions for liabilities and charges			(2)	(22)
Cash inflow from operating activities			1,192	1,093

3 RECONCILIATION OF NET CASH FLOW TO
MOVEMENT IN NET DEBT
Increase/(decrease) in cash during the period			14	(158)
Net cash outflow from decrease in debt and
lease financing			1,155	834
Cash outflow from liquid resources			16	198
Change in net debt resulting from cash flows			1,185	874
New finance leases taken out and hire
purchase arrangements made			(12)	(97)
Non cash refinancing			9	32
Exchange			54	182
Movement in net debt during the period			1,236	991
Net debt at April 1			(4,158)	(5,149)
Net debt at period end			(2,922)	(4,158)

	Three months ended		Twelve months ended
		March 31		March 31
	2005 £m	2004 £m	2005 £m	2004 £m

4 INCOME AND CHARGES RELATING TO FIXED ASSET INVESTMENTS
Other	2		3
	2		3

Income and charges represented by:
Group	2		3
	2		3

NOTES TO THE ACCOUNTS (Continued)
For the period ended March 31, 2005

	Three months ended		Twelve months ended
		March 31		March 31
	2005 £m	2004 £m	2005 £m	2004 £m
5 (LOSS)/PROFIT ON SALE OF FIXED ASSETS AND INVESTMENTS
Net loss on disposal of dba				(83)
Net loss on sale of investment in Qantas (note 1)			(11)
Net (loss)/profit on disposal of other
fixed assets and investments	(13)	6	(15)	37
	(13)	6	(26)	(46)

Represented by:
Group	(14)	6	(32)	(47)
Associates	1		6	1
	(13)	6	(26)	(46)

Note 1:

On September 9, 2004, the group completed the sale of its 18.25% holding in Qantas Airways Limited through a book build sale of the shares. The sale realised gross proceeds of £427 million (A$1.1 billion) before tax. The loss on disposal of £11 million includes the write-back of goodwill of £59 million previously set off against reserves.

6 INTEREST
Net payable:
Interest payable less amount capitalised	70	69	273	279
Interest receivable	(22)	(17)	(83)	(63)
	48	52	190	216
Retranslation credits on currency
borrowings	(7)	(1)	(33)	(16)
Other finance income and related fees	(6)		(14)	(13)
	35	51	143	187

Net interest payable represented by:
Group	32	46	135	179
Associates	3	5	8	8
	35	51	143	187

7 TAX

The tax charge for the year is £149 million made up of a current tax charge of £43 million representing share of associates tax of £13 million, overseas tax of £29 million and a prior year tax charge of £1 million; and £106 million by way of deferred taxes in the UK. The overseas tax includes £14 million in respect of the sale of Qantas. The deferred tax provision is included on balance sheet and amounts to £1,243 million at March 31, 2005 (March 31, 2004: £1,137 million)

8 EARNINGS PER SHARE

Basic earnings per share for the quarter ended March 31, 2005 are calculated on a weighted average of 1,072,055,000 ordinary shares (March 31, 2004: 1,070,099,000) and for the twelve months ended March 31, 2005, on a weighted average of 1,071,126,000 ordinary shares (March 31, 2004: 1,070,077,000) as adjusted for shares held for the purposes of employee share ownership plans including the Long Term Incentive Plan. Diluted earnings per share for the quarter ended March 31, 2005 are calculated on a weighted average of 1,072,055,000 ordinary shares (March 31, 2004: 1,070,117,000) and for the twelve months ended March 31, 2005 on a weighted average of 1,126,485,000 ordinary shares (March 31, 2004: 1,070,077,000).

The number of shares in issue at March 31, 2005 was 1,082,903,000 (March 31, 2004: 1,082,845,000) ordinary shares of 25 pence each.

NOTES TO THE ACCOUNTS (Continued)
For the period ended March 31, 2005
		March 31
	2005 £m	2004 £m
		Restated
9 INTANGIBLE ASSETS
Goodwill	88	93
Landing rights	102	75
	190	168

10 TANGIBLE ASSETS
Fleet	6,748	7,104
Property	959	1,042
Equipment	445	491
	8,152	8,637

11 INVESTMENTS
Associated undertakings	120	501
Trade investments	30	30
	150	531

12 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
Loans	63	102
Finance Leases	96	119
Hire Purchase Arrangements	288	461
	447	682
Corporate tax	36	6
Other creditors and accruals	2,385	2,308
	2,868	2,996

13 BORROWINGS AND OTHER CREDITORS FALLING DUE AFTER
MORE THAN ONE YEAR
Loans	1,105	1,123
Finance Leases	1,493	1,978
Hire Purchase Arrangements	1,447	1,933
	4,045	5,034
Other creditors and accruals	301	340
	4,346	5,374

14 RESERVES
Balance at April 1	1,916	1,756
Retained profit for the period	251	130
Exchange and other movements	(37)	16
Goodwill written back on disposals	59	14
Employee share option exercise through investment in own shares	5
	2,194	1,916

15 The figures for the three months ended March 31, 2005 are unaudited and do not constitute full accounts within the meaning of Section 240 of the Companies Act 1985. The figures for the twelve months ended March 31, 2005 form part of the Annual Report and Accounts and were approved by the Board of Directors today but have not been delivered to the Registrar of Companies; the report of the auditors on the accounts is unqualified.

The figures for the year ended March 31, 2004 have been extracted with certain minor presentational changes from the full accounts for that year, which have been delivered to the Registrar of Companies and on which the auditors have issued an unqualified audit report.

AIRCRAFT FLEET

	Number in service with Group companies at March 31, 2005

	On Balance Sheet	Off Balance Sheet	Total	Changes Since
	Aircraft	Operating Leases	Mar 2005	Mar 2004	Future deliveries	Options

AIRLINE OPERATIONS (Note 1)

Boeing 747-400	57		57
Boeing 777	40	3	43
Boeing 767-300	21		21
Boeing 757-200	13		13
Airbus A319 (Note 2)	21	12	33		3	47
Airbus A320 (Note 3)	9	17	26	(1)	3
Airbus A321	6		6	6	1
Boeing 737-300		5	5
Boeing 737-400 (Note 4)	18		18	(5)
Boeing 737-500		10	10
Turboprops (Note 5)		9	9	(1)
Embraer RJ145	16	12	28			17
Avro RJ100		16	16
British Aerospace 146 (Note 6)	5		5
GROUP TOTAL	206	84	290	(1)	7	64

Notes:

1. Includes those operated by British Airways Plc and British Airways CitiExpress Ltd.

2. Certain future deliveries and options include reserved delivery positions, and may be taken as any A320 family aircraft.

3. Excludes 1 Airbus A320 sub-leased to GB Airways.

4. Excludes 2 Boeing 737-400s sub-leased to Air One and 1 Boeing 737-400 stood down pending return to lessor.

5. Comprises 9 de Havilland Canada DHC-8s. Excludes 2 British Aerospace ATPs stood down pending return to lessor, 3 British Aerospace ATPs sub-leased to Loganair and 12 Jetstream 41s sub-leased to Eastern Airways.

6. The British Aerospace 146 fleet will be retired from service during 2005/06.

COST PERFORMANCE DELIVERS GOOD RESULTS

Pre-tax profit of £415 million

Operating profit of £540 million

  Net costs down 1.6 per cent
  Unit costs down 4.7 per cent

Net debt at £2.9b - lowest level since 1993

  British Airways today announced a pre-tax profit of £415 million for the year to
  March 31, 2005 (2004: £230 million profit). There was a pre-tax profit for the fourth quarter of £5 million (2004: £45 million profit).
  Operating profit for the year was £540 million (2004: £405 million profit). The operating margin was 6.9 per cent (2004: 5.4). The operating profit for the fourth quarter was £40 million (2004: £32 million profit).
  Net debt at £2.9 billion fell by £1.2 billion during the year and is at its lowest level since 1993. Cash inflow, before financing, was £1.2 billion, an increase of £307 million.

Rod Eddington, British Airways chief executive, said: "These are good results driven by continued cost control and strong demand for our products. Seat factors are at record levels, but yield, down 4.4 per cent, continues to be under pressure and is down for the third year running.

"We have exceeded our 2003 -2005 business plan savings of £450 million by £7 million.

This included reducing external spend by £300 million and improving our use of technology. During the year we have substantially improved our online capability to improve customer service and increase the airline's efficiency."

more

COST PERFORMANCE DELIVERS..2

Mr Eddington added: "Self-service check-in has reached an all time high with nearly 600,000 passengers a month using our kiosks at airports. Online printed boarding passes are now accepted at 41 airports across our network and more than 40,000 customers a month choose to print their boarding passes from their home or office.

"British Airways has won an innovation award for its online "manage my booking" facility. This allows customers to select a seat, choose a special meal, add their Executive Club details to their booking and email their itinerary to friends. Usage of e-tickets has grown from 41 per cent to 76 per cent - the highest usage of any network airline outside of the United States."

"We have achieved a 6.9 per cent operating margin which is up 1.5 points and the best margin since 1997. As a result this has triggered our employee reward programme. All our staff will receive a bonus for their efforts, the first time such a payment has been made since 1998."

Martin Broughton, British Airways chairman, said: "Market conditions remain broadly unchanged. For the year to March 2006, total revenue is expected to improve by 4-5 per cent, up from 3-4 per cent due to the impact of the latest fuel surcharges. Capacity and volumes are expected to increase by about 3 per cent with total yield flat.

"Fuel costs, net of hedging, are now expected to be about £400 million more than last year, up from £300 million due to recent price rises.

"As announced in our latest business plan, our focus is on preparing for the move to Terminal 5 at London Heathrow in 2008, investing in products for our customers and continuing to drive simplification to deliver a competitive cost base."

  The Board has recommended that no final dividend be paid.
  Group turnover for the year was £7,813 million, up 3.3 per cent on a flying programme
  3.2 per cent bigger in available tonne kilometers (ATKs). For the quarter, group turnover was up 1.9 per cent at £1,889 million on a flying programme 1.6 per cent higher in ATKs.
  more

COST PERFORMANCE DELIVERS..3

  Revenue passenger kilometres (RPKs) were up 4.7 per cent for the year and up by 4.5 per cent for the quarter. Seat factor was up 1.8 points for the year at a record 74.8 per cent and up 2.2 points in the quarter to a record 73 per cent.
  Net costs for the year were down by 1.6 per cent and unit costs improved by 4.7 per cent. In the quarter, net costs were down 1.9 per cent, and unit costs improved by 3.5 per cent.

For the year, cargo volumes measured in cargo tonne kilometers (CTKs) were up 11.1 per cent compared with last year, with yields down 6.3 per cent. Overall load factor was up 2.1 points at 69.7 per cent. For the quarter, cargo volumes were up 5.7 per cent compared with last year, with overall load factor up 2.1 points at 68.2 per cent, but yields were down 6.2 per cent.

  ends
  13 May, 2005 047/KG/05
  Notes to editors:

At March 2005, the FRS17 accounting valuation of the airline's group pension schemes showed a deficit of £1.4 billion (2004: £1.2 billion net deficit).

A webcast of British Airways' presentation to city analysts can be accessed via the internet on www.bashares on Friday, May 13 at 9am followed by a conference call to city analysts at 2pm.

Certain information included in this statement is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2004.